

October 19, 2016

Via E-Mail
Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Beijing, 100022
People's Republic of China

> **Re:**   **eFuture Holding Inc.**
> **Schedule 13E-3**
> **Filed September 30, 2016 by eFuture Holding Inc., Mr. Zhongchu Li, Beijing**
>   **Shiji Information Technology Co., Ltd., Shiji (Hong Kong) Limited, and**
>   **eFuture CI Limited**
> **File No. 005-82172**

Dear Ms. Shiu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proxy Statement
Cover Letter

1.   Your definition of Unaffiliated Security Holders includes within it affiliates: *for example*, your officers and directors. Please revise here and throughout the filing to more clearly and consistently articulate whether the going private transaction is substantively and procedurally fair to *unaffiliated* security holders. See Item 1014(a) of Regulation M-A.

2.   Revise the final paragraph on page iii to make prominent, as required by Rule 13e-3(e)(1)(iii).

Summary Term Sheet, page 3

3. Revise this section and the section entitled "Questions and Answers…" to shorten them significantly. See Item 1001 of Regulation M-A.

Special Factors

Background of the Merger, page 21

4. It appears that in connection with its acquisition of shares, Parent used its voting power to enlarge the company's board and appoint several directors. Revise this section to describe all of the actions taken by Parents in connection with its acquisition of 56.49% of the Company's shares.

5. Also relating to Parent's acquisition of a controlling interest in the Company, provide an analysis as to whether these acquisitions were a part, or in furtherance, of a series of transactions that, taken together, have a reasonable likelihood of producing the effects described in Exchange Act Rule 13e-3. Refer to General Instruction D of Schedule 13E-3. We may have further comment.

6. On a further related note, please tell us why Mr. Li and Parent did not file an amendment to their Schedule 13D in connection with the consideration and evaluation of a going private transaction with the Company between April and June 2016. It appears that the disclosure in the referenced Schedule 13D had undergone a material change as a result of this consideration and evaluation of a going private transaction.

7. Refer to page 22 and revise to explain who is Campbells and its role in the transaction.

Reasons for the Merger and Recommendation of the Special Committee, page 26

8. The Special Committee is not a filing person on Schedule 13E-3. Revise to include a procedural and substantive fairness determination produced by the Company. See Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

9. The Company must provide the factors it considered in support of its fairness determination. See Item 1014(b) of Regulation M-A and related Instruction 2. The Company may rely upon the analyses and conclusions produced by another party to the extent it expressly adopts those analyses and conclusions and such analyses and conclusions are disclosed and satisfy the disclosure standards enunciated in Instruction 2 to Item 1014 of Regulation M-A. See Question and Answer 20 in Exchange Act Release No. 17719 (April 13, 1981).

10.   Revise the fourth paragraph of this section to clarify the fairness determination as it currently appears that the determination was made with respect to shareholders *other than* the Unaffiliated Security Holders.

11.   Revise this section to provide the reasons for the merger and to disclose why the company is undertaking the transaction *at this time*. See Item 1013(c) of Regulation M-A.

12.   Revise the ninth bullet point on page 27 to revise the reference to "extensive" price negotiations. Your disclosure elsewhere describes one request for a price increase and the Parent's acceptance of that request.

13.   Please revise your disclosure in the last bullet point on page 27 to address how any filing person relying on the Duff & Phelps opinion was able to reach the fairness determination as to unaffiliated security holders given that the opinion addresses fairness with respect to holders of shares "other than Excluded Shares," rather than all unaffiliated security holders.

14.   Disclose what consideration, if any, the Special Committee gave to the results Duff & Phelps's Premiums Paid Analysis, which appear to indicate that the premium obtained in the current transaction are lower than the premiums for going private transactions and for most measures of System and Application Software Change of Control transactions.

Opinion of the Special Committee's Financial Advisor, page 35

15.   Please revise to disclose the data underlying the results described in each analysis and **to show how that information resulted in the multiples/values disclosed**. For example, disclose (i) the company's projected results that were used in conducting the Discounted Cash Flow Analysis, or a cross-reference to them, and (ii) each information measure and transaction data measure used for each comparable company and comparable transaction used in the Selected Public Companies and Merger and Acquisition Transaction analyses.

16.   Disclose why Duff & Phelps appears not to have used its Premium Paid Analysis (page 27 in Duff & Phelps's presentation to the Special Committee) given that the results appear to contradict its fairness opinion.

Interests of Certain Persons in the Merger, page 49

17.   Disclose the proceeds to be received by each director and officer as a result of the transaction, including proceeds related to shares owned and options or any other award.

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions